

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2020

K. Bryce Toussaint
Chief Executive Officer
Principal Solar, Inc.
100 Crescent Court
Suite 700
Dallas, TX 75201

> **Re: Principal Solar, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed August 14, 2020**
> **File No. 024-11253**

Dear Mr. Toussaint:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A

Management, page 37

1.   Please provide the disclosure required by Item 10(c) of Part II of Form 1-A for Mr. Toussaint, including his principal occupations and employment during the past five years and the principal business of any corporation or other organization in which such occupations and employment were carried on.

Index to Financial Statements, page F-1

2.   We note that you published a quarterly report for the period ended March 31, 2020 online, but have not made corresponding updates to this subsequently filed Form 1-A. Please update your Form 1-A with these financial statements or explain why they do not

need to be included. See Rule 252(a) of Regulation A, which requires that the offering statement contain "any other material information necessary to make the required statements [contained in the offering statement], in light of the circumstances under which they are made, not misleading."

 You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Donnell Suares, Esq.